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                            [EXIDE ELECTRONICS LOGO]

                            [ADDRESS, PHONE NUMBER]




                                                                   July 22, 1997

To Our Shareholders:

     On July 10, 1997, a wholly-owned subsidiary of Danaher Corporation began a tender offer (the "Danaher Offer") for (i) all of the outstanding Common Stock (together with the associated preferred share purchase rights) of Exide Electronics Group, Inc. ("Exide") at a price of $20 per share, (ii) all of the outstanding Series G Convertible Preferred Stock of Exide at a price of $20 per share and (iii) all of the outstanding Warrants to Purchase Common Stock at a price of $6.525 per Warrant to purchase one share of Common Stock, in each case in cash. Your Board of Directors, together with its legal and financial advisors, has carefully reviewed and evaluated Danaher's tender offer. BASED ON THIS REVIEW, YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE DANAHER OFFER IS INADEQUATE AND NOT IN THE BEST INTERESTS OF EXIDE OR ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU REJECT THE DANAHER OFFER AND NOT TENDER YOUR SHARES (INCLUDING WARRANTS) TO DANAHER.

     After considering a number of factors, including the opinion of our financial advisor, Lazard Freres & Co. LLC, and the other factors described in the attached Schedule 14D-9, the Board concluded that the Danaher Offer is financially inadequate, subject to a number of significant conditions and not in the best interests of Exide or its shareholders. Management strongly believes Danaher has significantly undervalued the strength of the Company's management team, the excellent relationships with key worldwide customers, as well as Exide's unique positioning as the "one-stop" global source for all types of uninterruptible power supply products.

     The Board has authorized management, working with Lazard Freres, to explore and pursue alternative strategic options available for maximizing shareholder value, including a possible sale of or other extraordinary transaction involving the Company.

     Under the terms of the Danaher Offer, Danaher cannot accept or pay for any shares before 12:00 midnight, New York City time, on Wednesday, August 6, 1997. Accordingly, you need not take any action at this time to participate in the Danaher Offer. In addition, any shares already tendered may be withdrawn before 12:00 midnight, New York City time, on August 6, 1997.

     If you have any questions or need any assistance in withdrawing your shares (including warrants) from the Danaher Offer, please contact Georgeson and Company, Inc. at (800) 223-2064, free of charge.

     Your Directors thank you for your continued support.

                                          Sincerely,

                                          /s/ James A. Risher

                                          James A. Risher
                                          President and Chief Executive Officer